UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q
☐Form 10-D	☐Form N-SAR	☐Form N-CSR

     For Period Ended: December 31, 2011

☐Transition Report on Form 10-K	☐Transition Report on Form 10-Q
☐Transition Report on Form 20-F	☐Transition Report on Form 11-K
☐Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

_________________________________________________________________________________________

 PART I
REGISTRANT INFORMATION

Full name of registrant	Keyuan Petrochemicals, Inc.

Former name if applicable

Address of principal executive office	Qingshi Industrial Park, Ningbo Economic & Technological Development Zone

City, state and zip code	Ningbo, Zhejiang Province, P.R. China 315803

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ ☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, N-SAR, or N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is in the process of preparing its consolidated financial statements as at December 31, 2011 and for the fiscal year then ended.  The process of compiling and disseminating the information required to be included in its Form 10-K Annual Report for the 2011 fiscal year, as well as the completion of the required audit of the Registrant’s financial information, could not be completed by March 30, 2012 without incurring undue hardship and expense.  The Registrant undertakes the responsibility to file such annual report no later than fifteen calendar days after its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Chunfeng Tao	(011-86-574)	8623-2955
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                        ☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        ☒ Yes     ☐   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss for the year ended December 31, 2011 was approximately $5.7 million, as compared to a net income of approximately $37 million in 2010.  The loss was mainly due to the higher cost of sales, lost production in 2011 due to power interruptions and the increase in legal, consulting and other expenses of an independent investigation commenced by our Audit Committee of the Board of the Directors.

In the second and third quarters of 2011, production was suspended for 44 days during which we still incurred estimated expenses of $2.2 million, including depreciation, labor and various other manufacturing overhead. Higher cost of sales resulted from the timing of our procurement of raw materials. In the third quarter of 2011, the price fluctuation of raw material was significant and we obtained a large portion of raw materials at a higher price. Our raw material price was $676 per metric ton, as compared to the average market price of $656 per metric ton. We estimate that the timing of our purchases in the third quarter of 2011 had an impact of approximately $2.5 million on the cost of sales for the year ended December 31, 2011.

Operating expenses, including selling expenses, and general and administrative expenses, were approximately $21.2 million, or 3.3% of sales, for the year ended December 31, 2011 as compared to $10.1 million, or 1.8% of sales, for 2010.  The increase was due to various public company expenses including share-based compensation, and various legal and consulting services. In 2011, we also incurred expenses of approximately $5.2 million in connection with the independent investigation. Additionally, loan guarantee fees in 2011 were approximately $2.6 million in 2011 and there were no such fees in 2010.

Keyuan Petrochemicals, Inc.
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Keyuan Petrochemicals, Inc.

Date: March 30, 2012	By:	/s/ Chunfeng Tao
Chunfeng Tao
Chief Executive Officer